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**BSE LIMITED**
**NATIONAL STOCK EXCHANGE OF INDIA LIMITED**
**NEW YORK STOCK EXCHANGE**

December 20, 2025

Dear Sir/ Madam,

**Sub: Company Statement**

In continuation to our statement dated November 3, 2023 and subsequent updates provided in our financial statements regarding certain class action lawsuits that were filed in the United States, we previously updated that Infosys has reached an agreement in principle with the plaintiffs of these lawsuits pending against Infosys McCamish Systems LLC ("McCamish") and a few of McCamish's customers. This proposed agreement would settle all the pending class action lawsuits and resolve all allegations made in this matter.

On March 13, 2025, McCamish and the plaintiffs engaged in mediation, resulting in an agreement in principle, which sets forth the terms of a proposed settlement of class action lawsuits against McCamish, as well as class action lawsuits that have been filed against McCamish's customers. Under the proposed settlement terms, McCamish has agreed to pay $17.5 million into a fund, to settle these matters. On December 18, 2025, the court granted the final approval on the settlement. If the settlement is not appealed within 30 days, then it will become effective and resolve all allegations made in the class action lawsuits without admission of any liability.

This is for your information and records.

This will also be hosted on the Company's website, at www.infosys.com

Yours Sincerely,
For **Infosys Limited**

Anur Gurugopala Raju Suryanarayana Manikantha
Digitally signed by Anur Gurugopala Raju Suryanarayana Manikantha
Date: 2025.12.20 08:57:52 +05'30'

**A.G.S. Manikantha**
*Company Secretary*
*Membership no: ACS21918*

**INFOSYS LIMITED**
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com